Filed Pursuant to Rule 433

Registration No. 333-220882

Issuer Free Writing Prospectus dated February 4, 2019

Relating to Preliminary Prospectus Supplement dated February 4, 2019

PRICING TERM SHEET

DATED FEBRUARY 4, 2019

4.640% SENIOR NOTES DUE 2024

4.975% SENIOR NOTES DUE 2026

5.327% SENIOR NOTES DUE 2029

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated February 4, 2019 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (NASDAQ: MU)

Securities Offered:

$600 million aggregate principal amount of 4.640% Senior Notes due 2024 (the “2024 notes”)

$500 million aggregate principal amount of 4.975% Senior Notes due 2026 (the “2026 notes”)

$700 million aggregate principal amount of 5.327% Senior Notes due 2029 (the “2029 notes” and, together with the 2024 notes and 2026 notes, the “notes”)

Maturity Date:	February 6, 2024 in respect of the 2024 notes February 6, 2026 in respect of the 2026 notes February 6, 2029 in respect of the 2029 notes

Interest Rate:	4.640% per year on the principal amount of 2024 notes 4.975% per year on the principal amount of 2026 notes 5.327% per year on the principal amount of 2029 notes

Interest Payment Dates:	February 6 and August 6, beginning August 6, 2019, accruing from February 6, 2019

Record Dates:	January 22 and July 22

Price to Public:	100% for the 2024 notes 100% for the 2026 notes 100% for the 2029 notes

Underwriting Discount:	.350% per 2024 note .400% per 2026 note .450% per 2029 note

Spread to Treasury:	+210 basis points for the 2024 notes +235 basis points for the 2026 notes +260 basis points for the 2029 notes

Benchmark:

UST 2.500% due January 31, 2024 (yielding: 2.540%) for the 2024 notes

UST 2.625% due January 31, 2026 (yielding: 2.625%) for the 2026 notes

UST 3.125% due November 15, 2028 (yielding: 2.727%) for the 2029 notes

Ratings:*	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB- (Stable) (Fitch Ratings Inc.) BB+ (Positive) (Standard & Poor’s Ratings Services)

Pricing Date:	February 4, 2019

Closing Date:	February 6, 2019

CUSIP Numbers:	595112 BL6 for the 2024 notes 595112 BM4 for the 2026 notes 595112 BN2 for the 2029 notes

ISIN Numbers:	US595112BL65 for the 2024 notes US595112BM49 for the 2026 notes US595112BN22 for the 2029 notes

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Joint-Lead and Bookrunning Managers:	Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC

Joint Passive Bookrunning Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC J.P. Morgan Securities LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. ICBC Standard Bank Plc The Williams Capital Group, L.P. Wells Fargo Securities, LLC

Co-Managers	Goldman Sachs & Co. LLC MUFG Securities Americas Inc. ANZ Securities, Inc.

Net Proceeds:	Micron estimates that the net proceeds from the offering, after deducting underwriting discounts and estimated offering fees and expenses, will be approximately $1.789 billion.

Redemption at Micron’s Option:

Micron may redeem some or all of the notes, at any time or from time to time prior to the applicable Par Call Date, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the notes of such series matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 35 basis points for the 2024 notes, 40 basis points for the 2026 notes and 40 basis points for the 2029 notes, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption.

In addition, Micron may redeem any 2024 notes, 2026 notes or 2029 notes on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” means (i) January 6, 2024 with respect to any 2024 notes (one month prior to the maturity date of the 2024 notes), (ii) December 6, 2025 with respect to any 2026 notes (two months prior to the maturity date of the 2026 notes) and (iii) November 6, 2028 with respect to any 2029 notes (three months prior to the maturity date of the 2029 notes).

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BNP Paribas Securities Corp. toll free at 1-800-854-5674 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.